Exhibit 99.1

Yucheng Technologies Limited Announces Strategic Online Banking Contract Win with Hangzhou City Commercial Bank

BEIJING, Sept. 24 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading local IT and outsourced service provider to the Chinese banking industry, today announced a contract win to provide online banking solution and implementation services to Hangzhou City Commercial Bank, one of the leading city commercial banks in China. The basic contract size is RMB 6.5 million (approximately US$860,000) and the project is expected to be completed by February 2008. This contract is our first relationship with Hangzhou City Commercial Bank, and demonstrates a further win in our strategy to penetrate into the city commercial banks. Prior to this, we have begun initial working relationships with several other major city commercial banks including Bank of Beijing, Bank of Shanghai, Bank of Nanjing and Shenzhen Ping An Bank.

“We are excited about this strategic contract win with Hangzhou City Commercial Bank, one of the top ten city commercial banks in China. This online banking project with Hangzhou City Commercial Bank will bring us an industry specific reference relevant to the city commercial banking sector, which will hopefully lead to subsequent wins in this market segment,” stated Weidong Hong, the CEO of Yucheng. “City commercial banks in China play a vital role at the municipal level. In recent years, city commercial banks have begun to upgrade key operations to international standards. Many of the leading city commercial banks have partnered with strategic investors and are in the process of public financing in order to raise capital to invest in improving operational efficiency and profitability. Investment in IT infrastructure is a key part of these restructuring plans. With our extensive experience, successful reference accounts, and expertise in serving top tier banking clients, Yucheng is well-positioned to service this market segment of small to medium sized banks. This is especially true in products and services where we are the established industry leader, such as online banking, risk management and call center solutions. We believe Hangzhou City Commercial Bank is only the beginning and look forward to sharing more successes in this customer segment in the future.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,200 employees and has established an extensive footprint to serve its banking clients nationwide with nine subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, Zhengzhou, Kunming, Nanjing, Changsha and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It is also rapidly becoming one of the leading third party providers of POS merchant acquiring services.

About Hangzhou City Commercial Bank

Hangzhou City Commercial Bank was founded in September 1996, with 71 branches in Hangzhou, a city that thrives on private sector economy activity. It currently has two strategic investors - Commonwealth Bank of Australia and Asian Development Bank, which holds 19.9% and 5% of ownership respectively. It was selected as one of the top ten city commercial banks by the “Chinese Banker” magazine in 2007, and is planning a public listing near the end of this year.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com